Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                              November 29, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9791
            FT Short Duration Fixed Income Model Portfolio, 1Q '22
                                 (the "Trust")
                     CIK No. 1880495  File No. 333-260949
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1.  THE  STAFF  NOTES  THE  DISCLOSURE UNDER "PORTFOLIO SELECTION PROCESS"
STATES: "THE ETFS SELECTED HAVE EXPOSURE TO DIFFERENT FIXED-INCOME CATEGORIES (REFERRED TO AS "FIXED INCOME ASSET TYPES"), INCLUDING MORTGAGE-BACKED SECURITIES, INVESTMENT GRADE CORPORATE BONDS, HIGH-YIELD BONDS, SENIOR LOANS, ULTRA-SHORT MATURITY BONDS, AND EXPOSURE TO U.S. AND NON-U.S. MARKETS." PLEASE SPECIFY WHAT IS CONSIDERED "ULTRA-SHORT MATURITY" (E.G., BONDS WITH A MATURITY OF LESS THAN ONE YEAR).

      Response: In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "The ETFs selected have exposure to different fixed-income categories (referred to as "fixed income asset types"), including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to U.S. and non-U.S. markets."

Risk Factors
------------

      2. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN EMERGING MARKETS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in emerging markets, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon